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May 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 15, 2024
CIK No. 0001997859

On behalf of our client, WEBTOON Entertainment Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated April 26, 2024, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted by the Company on April 15, 2024 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Concurrent with the submission of this letter, we are submitting a revised confidential Draft Registration Statement on Form DRS/A (the “Registration Statement”) in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Annual Cohort of Paid Content GMV per Paying User of WEBTOON Korea, page 88

1.

Staff’s comment: We note your response to comment 1 and your revised disclosures on page 88. Please revise your filing to more fully explain what the numbers in the y-axis in the graph represent (e.g., approximately $190 million in 2023) in relation to Paid Content GMV. In this regard it is not clear to us if or how the amounts represent paid content per paying user.

Response: The Company has revised its disclosure on page 97 of the Registration Statement to address the Staff’s comment.

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Hong Kong  Houston  London  Los Angeles  Miami  Munich  Paris  Riyadh  Salt Lake City  Shanghai  Washington, D.C.

Non-GAAP Financial Measures, page 91

2.

Staff’s comment: We note you present and discuss non-GAAP financial measure before you present and discuss the most directly comparable GAAP measures. Please revise the order of your disclosures to present GAAP measures with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company has revised its disclosure on pages 110 to 113 of the Registration Statement to address the Staff’s comment.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 101

3.	Staff’s comment: Please revise your disclosures to more fully address and disclose the following:

•	The number of reporting units you have with goodwill;

•	The numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test;

•	The remaining amounts of goodwill allocated to each reporting unit in which you recoded a goodwill impairment;

•

The percentages by which estimated fair values exceeded carrying values as of the most recent impairment test for any additional at risk reporting units or disclosure that the estimated fair values of the remaining reporting units substantially exceeded their carrying values;

•	The methods and key assumptions used to estimate fair values, including how they are determined;

•

The degree of uncertainty associated with key assumptions, including material changes during the periods presented and the reasons for changes as well as sensitivity analyses regarding the potential impact of changes in assumptions; and

•	Potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Response: The Company has revised its disclosure on pages 118 and 119 of the Registration Statement to address the Staff’s comments.

Combined Financial Statements

Note 7. Goodwill, net and Intangible Assets, net, page F-27

4.

Staff’s comment: We note your revised disclosures, including the goodwill impairments you recorded during the year ended December 31, 2023. Please correct and ensure all amounts presented in the goodwill activity roll-forward for FY 2022 and FY 2023 are accurate. In addition, given the goodwill impairments you recorded, please provide any additional disclosures required by ASC 820-10-50 in note 15 and any disclosures required by ASC 275-10-50 or explain why you believe no additional disclosures are required.

Response: The Company has revised its disclosure on pages F-28 and F-29 of the Registration Statement to address the Staff’s comments.

Note 17. Business Combinations and Disposition, page F-51

5.

Staff’s comment: We note your response to comment 3; however, it is not clear to us how significant these fair value differences are. Please tell us the difference between the fair value of the shares of Munpia you acquired in February 2022 relative to the implied fair value of the Munpia shares you issued to acquire Studio JHS Inc. in August 2022 based on your fair value estimate of Studio JHS Inc. and, if applicable, explain the reasons for any material difference.

Response: The Company respectfully informs the Staff that the fair value of the shares of Munpia in February 2022 was KRW 33,550 per share and the implied fair value of the shares of Munpia issued to acquire Studio JHS Inc. in August 2022 was KRW 33,251 per share. The difference between the fair value estimates is de minimis.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael Kim by telephone at (212) 446-4746 or by email at michael.kim@kirkland.com or Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Michael Kim
Michael Kim

VIA E-MAIL

cc:	Junkoo Kim

David Lee

WEBTOON Entertainment Inc.

Michael Kaplan

Dan Gibbons

Judah Bareli

Davis Polk & Wardwell LLP